Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS TO MOVE U.S. STOCK EXCHANGE LISTING TO NASDAQ

Ticker Symbol to Remain BPY

Brookfield News, November 3, 2017 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield”) today announced that it will voluntarily move its U.S. stock exchange listing from the New York Stock Exchange to the Nasdaq Stock Market. Brookfield’s limited partnership units will be traded on the Nasdaq Global Select Market, which is designated for public companies that meet the highest standards on measures including market value and liquidity. The move is expected to become effective on or about November 16, and Brookfield’s limited partnership units will continue to trade under its existing ticker symbol, “BPY.”

“We are excited to announce our listing on Nasdaq and believe its platform offers benefits to our unitholders with a focus on market trading intelligence, efficiency and transparency,” said Brian Kingston, chief executive officer.

“Brookfield Property Partners is a company with a targeted focus and mission. They have continuously achieved their goals since inception and we are excited to see them grow as a Nasdaq-listed company,” said Nelson Griggs, President of the Nasdaq Stock Exchange. “Nasdaq is proud to welcome Brookfield to our family of companies and be a dedicated business partner for the company and its shareholders.”

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 146 premier office properties and 126 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

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About Nasdaq:
Nasdaq (Nasdaq:NDAQ) is a leading global provider of trading, clearing, exchange technology, listing, information and public company services. Through its diverse portfolio of solutions, Nasdaq enables customers to plan, optimize and execute their business vision with confidence, using proven technologies that provide transparency and insight for navigating today's global capital markets. As the creator of the world's first electronic stock market, its technology powers more than 90 marketplaces in 50 countries, and 1 in 10 of the world's securities transactions. Nasdaq is home to approximately 3,900 total listings with a market value of approximately $12 trillion. To learn more, visit: http://business.nasdaq.com

Contact:

Brookfield

Matt Cherry

212-417-7488

Matthew.cherry@brookfield.com

Nasdaq
Stephanie Lowenthal
646-441-5076

Stephanie.lowenthal@nasdaq.com

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